File No. 70-9683
          Allegheny Energy Supply Company EWG Application

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                          AMENDMENT NO. 1
                                TO
                             FORM U-1
                     APPLICATION / DECLARATION
                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ___________________________________

     Allegheny Energy, Inc.     Allegheny Energy Service
Corporation
     10435 Downsville Pike      10435 Downsville Pike
     Hagerstown, MD  21740      Hagerstown, MD  21740

                 Allegheny Energy Supply Company, LLC
                       R.R. 12, P.O. Box 1000
                       Roseytown, PA 15601
                   _____________________________

                        Allegheny Energy, Inc.
                        10435 Downsville Pike
                        Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                      Patricia J. Clark, Esq.
                      Deputy General Counsel
                 Allegheny Energy Supply  Company
                       800 Cabin Hill Drive
                  Greensburg, Pennsylvania 15601

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740

1. Applicants hereby amend the application by deleting the first paragraph of Item 1, Description of Proposed Transactions, subsection A. Summary, and inserting the following paragraph in its place:

      Allegheny Energy, Inc. ("Allegheny"), a registered public utility holding company, West Penn Power Company, an electric public utility subsidiary of Allegheny, and Allegheny Energy Service Corporation ("AESC") a wholly-owned service company subsidiary of Allegheny, along with Allegheny Energy Supply Company, LLC, ("Allegheny Supply") a non-utility generating company subsidiary of Allegheny, have filed an application - declaration pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 13, 32 and 33 of the Act and Rules 44, 45, 53, 54, 90, and 91.

2. Applicants hereby amend the application by adding the following paragraph to the end of Item 1, Description of Proposed
Transactions, subsection C. Discussion:

     On February 11, 2000, Allegheny filed the Gans Affiliated Interest Application with the Pennsylvania Public Utility Commission ("PaPUC"). In that filing, West Penn was seeking PaPUC approval of an affiliated interest transaction between West Penn and Allegheny Supply. The transaction called for West Penn to build a substation and a 138 kV line for Allegheny Supply and thereafter for Allegheny Supply to sell two (2) acres to West Penn. West Penn and Allegheny Supply proposed to price the transaction at cost. The PaPUC objected to application of the SEC cost standard. The PaPUC took the position that the Pennsylvania affiliate conduct standards required the application of the cost plus 11% standard ("market") as the appropriate pricing mechanism for an affiliate transaction. At the PaPUC's urging West Penn pledged to seek an SEC waiver of the "at cost" provisions of the Act covering affiliate transactions, in order to accommodate the Pa. Code of Conduct that requires "higher of market or cost." Therefore, West Penn seeks a limited waiver from the Section 13(b) of the Act and Rules 90 and 91 "at-cost" standards in order to
comply   with   the   Pennsylvania   rules   governing   affiliate
transactions.

3. Applicants hereby amend the application by replacing the first paragraph in Item 3, Applicable Statutory Provisions:

     This application is subject to Sections 6(a), 7, 9(a), 10, 32 and 33 of the Public Utility Holding Company Act of 1935, as amended, and Rules 44, 45, 53, 54, 90, and 91 under the Act.

4. Applicants hereby amend the application by adding the following paragraph as the last paragraph in Item 3, Applicable Statutory Provisions:

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, will not consider the effect of the capitalization or earnings of any subsidiary which is an EWGs or FUCOs upon the registered holding company system if the provisions of Rule 53(a), (b) and
(c) are satisfied. At December 31, 1999, Allegheny's average consolidated retained earnings were approximately $897million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $4.2 million. Accordingly, Allegheny may invest up to approximately $448.5 million or an additional $444.3 million (50% of Retained Earnings less existing investment) in EWGs and FUCOs as of December 31, 1999. When the Transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied. Allegheny further states that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. Therefore, Rule 53(c) is inapplicable.

     Allegheny further states that for purposes of Rule 54, that the conditions specified in Rule 53(a) are satisfied and that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. As a result, the Commission will not consider the effect on Allegheny subsidiary that is an EWG or FUCO, as each is defined in sections 32 and 33 of the Act, respectively, in determining whether to approve the proposed transactions.


                             SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                            ALLEGHENY  ENERGY, INC.

                            /s/ THOMAS K. HENDERSON, ESQ.

                            Thomas K. Henderson, Esq.


                            ALLEGHENY ENERGY SERVICE CORPORATION

                            /s/ THOMAS K. HENDERSON, INC.

                            Thomas K. Henderson, Esq.


                            ALLEGHENY ENERGY SUPPLY COMPANY, LLC

                            /s/ THOMAS K. HENDERSON, ESQ.

                            Thomas K. Henderson, Esq.


                            WEST PENN POWER COMPANY

                            /s/ THOMAS K. HENDERSON, ESQ.

                            Thomas K. Henderson, Esq.



     Dated: May 31, 2000